EXHIBIT 99

Dow Chemical Elects to Exercise Option Related to DuPont Dow Elastomers Joint Venture

WILMINGTON, Del. and MIDLAND, Mich. – January 03, 2005 – DuPont and The Dow Chemical Company (Dow) today announced that Dow has elected to exercise its option to acquire certain assets relating to ethylene and chlorinated elastomers, including assets of the Engage®, Nordel® and Tyrin® businesses, from DuPont Dow Elastomers LLC (DDE), a 50/50 joint venture between DuPont and Dow, through an equity redemption transaction involving Dow's equity interest in DDE. As a result of this option exercise, DuPont will purchase Dow's remaining equity interest in DDE for $87 million immediately after the asset transfer has been completed.

DuPont had previously announced on April 8, 2004, that Dow and DuPont had executed several agreements relating to the future management of DDE. As part of those agreements, Dow was granted the option to acquire certain assets relating to ethylene and chlorinated elastomers.

These transactions are subject to customary conditions, including applicable regulatory approvals. DuPont and Dow expect to close these transactions on June 30, 2005. After the transaction, DDE will change its name and become a wholly owned subsidiary of DuPont that will include the Neoprene, Hypalon®, Kalrez®, and Viton® businesses.

DuPont Dow Elastomers LLC, a global supplier of specialty elastomers with headquarters in Wilmington, Del., is a joint venture between DuPont and Dow, with approximately $1.2 billion in sales. The company is a leader in chloroelastomers, ethylene elastomers and fluorinated elastomers, serving the automotive, chemical, construction, general rubber, plastics and wire and cable industries.

Dow is a leader in science and technology, providing innovative chemical, plastic and agricultural products and services to many essential consumer markets. With annual sales of $33 billion, Dow serves customers in more than 180 countries and a wide range of markets that are vital to human progress, including food, transportation, health and medicine, personal and home care, and building and construction, among others. Committed to the principles of sustainable development, Dow and its approximately 46,000 employees seek to balance economic, environmental and social responsibilities. References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted.

DuPont is a science company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

Forward-Looking Statements:
The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of DuPont or Dow. This news release contains forward-looking statements based on current expectations, estimates and projections of each company's management. All statements that address expectations or projections about the future, including statements about either company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents filed with the Securities and Exchange Commission by DuPont and Dow, particularly their latest annual report on Form 10-K and quarterly report on Form 10-Q, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which either company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products. Accordingly, there is no assurance that the expectations of DuPont or Dow will be realized. DuPont and Dow assume no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

1/3/05

The DuPont Oval, DuPont, The miracles of science are registered trademarks or trademarks of DuPont or its affiliates.

Engage®, Nordel®, Tyrin® Hypalon®, Kalrez®, and Viton® are trademarks of DuPont Dow Elastomers.

For Editorial Information:
Clif Webb
DuPont
(302) 774-4005

For Dow Information:
Elizabeth McDonnell
Gibbs & Soell
(212) 697-2600